Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)	Three months ended March 31,	Years ended December 31,
Fixed charges:	2015	2014	2013	2012	2011	2010
Interest expense including amortization of discounts and issuance costs	$22,017	$85,994	$74,761	$50,196	$147,332	$157,667
Interest capitalized	157	707	1,218	934	980	676
Rent expense (interest factor)	110	548	637	941	3,446	6,165
Total fixed charges	$22,284	$87,249	$76,616	$52,071	$151,758	$164,508
Earnings:
Income from continuing operations before income taxes	$116,665	$483,311	$456,771	$412,695	$193,587	$95,354
Fixed charges	22,284	87,249	76,616	52,071	151,758	164,508
Amortization of capitalized interest	229	1,044	927	917	1,060	1,778
Interest capitalized	(157)	(707)	(1,218)	(934)	(980)	(676)
Total Earnings	$139,021	$570,897	$533,096	$464,749	$345,425	$260,964

Ratio of Earnings to Fixed Charges	6.2	6.5	7.0	8.9	2.3	1.6